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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*



                            TOMORROW'S MORNING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   890087 10 9
                         ------------------------------
                                 (CUSIP Number)

                   S-M INVESTMENTS, 5537 North Newcastle Lane
                  Calabasas, California 91302, (818) 313-8729
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 10, 1997
                         ------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  Page 1 of 5


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-----------------------                                  ---------------------
  CUSIP NO. 890087 10 9           Schedule 13D             PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S-M INVESTMENTS, a California general partnership

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
  4
      WC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)
 5
                                                                    [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

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                          SOLE VOTING POWER
                     7
     NUMBER OF            361,384

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             361,384

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      361,384

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.0%

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      TYPE OF REPORTING PERSON*
14
      PN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 pages
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                                 SCHEDULE 13D
                                 ------------


ITEM 1.   Security and Issuer.
          -------------------

     Title of Class:  Common Stock, no par value.

     Issuer:  Tomorrow's Morning, Inc.

     Principal Executive Offices:

                    160 North Thurston Avenue
                    Los Angeles, California 90049


ITEM 2.   Identity and Background.
          -----------------------

     (a) S-M Investments (the "Reporting Person") is a general partnership formed in California for the purpose of making various investments. Its principal business and office address is at 5537 North Newcastle Lane, Calabasas, California 91302. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (b) Lawrence Solomon, Kevin A. Grayson and the Mazel Trust are the partners of the Reporting Person (the "Partners"), with an address at 5537 North Newcastle Lane, Calabasas, California 91302. Stephen Ross is the person controlling the Mazel Trust. Lawrence Solomon is a senior vice president and shareholder at Sutro & Company, an investment banking firm located in Woodland Hills, California. Kevin A. Grayson is an employee at Dreamworks SKG, an entertainment company located in Burbank, California. Stephen Ross is an executive vice president at Time Warner, Inc., an entertainment/media company located in Burbank, California. During the last five years, neither Lawrence Solomon nor Kevin A. Grayson or Stephen Ross has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in either of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Lawrence Solomon, Kevin A. Grayson and Stephen Ross (the "Individuals") are United States citizens.

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ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     All shares beneficially owned by the Reporting Person consist of shares of Tomorrow's Morning, Inc. Common Stock obtainable upon the exercise of certain outstanding stock options (the "Option Shares"). At such time, if ever, as the Reporting Person exercises some or all of those options, it is anticipated that the source of funds will be the Reporting Person's working capital.


ITEM 4.   Purpose of Transaction.
          ----------------------

     It is anticipated that any acquisition of the Option Shares by the Reporting Person will be for investment. Through the Individuals, the Reporting Person will review its holdings with respect to Tomorrow's Morning, Inc. ("TMI") on a continuing basis. Depending on each Individual's evaluation of TMI's business and prospects, and upon future developments (including, but not limited to, market prices of TMI's Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), the Reporting Person may acquire additional shares of TMI's Common Stock (by acquisition of the Option Shares or otherwise); or maintain its position at current levels.

     Neither the Reporting Person nor any Individual has present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person and/or the Individuals may, at any time and from time to time, review or reconsider their position with respect to TMI, and formulate plans or proposals with respect to any of such matters.


ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) The 361,384 Option Shares beneficially owned by the Reporting Person constitute approximately 26.0% of TMI's Common Stock outstanding as of February 25, 1997.

     (b) Through its Partners, the Reporting Person has sole voting and dispositive power with respect to the Option Shares.

     (c) Neither the Reporting Person nor any Partner or Individual has engaged in any transactions with respect to TMI's Common Stock in the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

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ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or any Partner or Individual and any person with respect to any securities of TMI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

     No exhibits are required to be filed.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  March 25, 1997

                                S-M INVESTMENTS



                                By:  /s/ LAWRENCE SOLOMON
                                     --------------------
                                     Lawrence Solomon,
                                     Partner